Exhibit 3.5

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

PORTOLA PHARMACEUTICALS, INC.

Mardi C. Dier hereby certifies that:

ONE: The original name of this company is Portola Pharmaceuticals, Inc. and the date of filing the original Certificate of Incorporation of this company with the Secretary of State of the State of Delaware was September 2, 2003.

TWO: She is the duly elected and acting Chief Financial Officer of Portola Pharmaceuticals, Inc., a Delaware corporation.

THREE: The board of directors of the company, acting in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law (the “DGCL”), adopted resolutions amending the company’s Amended and Restated Certificate of Incorporation as follows:

Article IV, Section A is hereby amended and restated to read in its entirety as follows:

“A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is five hundred forty-three million two hundred fifty-eight thousand three hundred (543,258,300) shares, three hundred million (300,000,000) shares of which shall be Common Stock (the “Common Stock”) and two hundred forty-three million two hundred fifty-eight thousand three hundred (243,258,300) shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of one-tenth of one cent ($0.001) per share and the Common Stock shall have a par value of one-tenth of one cent ($0.001) per share.

Effective upon the filing of this Certificate of Amendment to Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, every ten (10) shares of outstanding Common Stock shall be split and reconstituted into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued upon combination of the Common Stock in the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Company’s Board of Directors) on the date that the Reverse Stock Split is effective, rounded up to the nearest whole cent.

The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Company or its transfer agent. The Reverse Stock Split shall be effected on a certificate-by-certificate basis for record holders.

The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split. All of the share amounts, amounts per share and per share numbers for the Common Stock and each series of Preferred Stock set forth in the Company’s Amended and Restated Certificate of Incorporation, as amended to date, shall be appropriately adjusted to give effect to the Reverse Stock Split, as applicable.”

FOUR: Thereafter, pursuant to a resolution by the Board of Directors of the Company, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL.

IN WITNESS WHEREOF, PORTOLA PHARMACEUTICALS, INC. has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its Chief Financial Officer in South San Francisco, California this 17th day of May 2013.

PORTOLA PHARMACEUTICALS, INC.

By:	/s/ Mardi C. Dier
Mardi C. Dier
Chief Financial Officer